UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HECKMANN CORPORATION

(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

422680108

(CUSIP Number)

Mark D. Johnsrud c/o Heckmann Corporation 300 Cherrington Parkway, Suite 200, Coraopolis, PA 15108 412-329-7275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422680108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Mark D. Johnsrud
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 95,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 95,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (1)
14.	Type of Reporting Person IN

(1)	Based upon 156,707,244 shares of Common Stock outstanding as of November 2, 2012, as reported in Heckmann Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, and the issuance on November 30, 2012 of 95,000,000 shares of Common Stock of Heckmann Corporation (the “Company”) approved by the Company’s stockholders on November 9, 2012 in connection with the merger of Badlands Power Fuels, LLC (formerly Badlands Energy, LLC) (“Power Fuels”), with a wholly-owned subsidiary of the Company.

CUSIP No. 422680108

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Heckmann Corporation, a Delaware corporation (the “Company” or the “Issuer”), the principal executive offices of which are located at 300 Cherrington Parkway, Suite 200, Coraopolis, PA 15108.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Mark D. Johnsrud (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is c/o Heckmann Corporation, 300 Cherrington Parkway, Suite 200, Coraopolis, PA 15108.

(c)	The Reporting Person’s principal occupation is Chief Executive Officer and Vice Chairman of the Board of Directors of the Company. The Company is principally engaged in the provision of total environmental services for shale or “unconventional” oil and gas exploration and production. The Company’s address is 300 Cherrington Parkway, Suite 200, Coraopolis, PA 15108.

(d)	and (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 4 is incorporated by reference into this Item 3. As described in Item 4, the 95,000,000 shares of Common Stock that are the subject of this Schedule 13D (the “Shares”) were acquired by the Reporting Person in the Merger (as defined below) in exchange for the Reporting Person’s equity interests in Power Fuels. Reporting Person was the sole equity owner of Power Fuels. Reporting Person also received approximately $125 million of cash consideration in connection with the Merger and the Company paid approximately $150 million of Power Fuels’ indebtedness, virtually all of which was guaranteed by the Reporting Person.

Item 4. Purpose of Transaction.

On November 30, 2012 (the “Closing Date”), the Company completed the transactions contemplated by an Agreement and Plan of Merger dated September 3, 2012 (the “Merger Agreement”) by and among the Company, Rough Rider Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Buyer”), Badlands Power Fuels, LLC, a Delaware limited liability company doing business as Power Fuels (formerly known as Badlands Energy, LLC) (“Power Fuels”), and the Reporting Person, an individual and sole member of Power Fuels. Pursuant to the Merger Agreement and effective November 30, 2012, Power Fuels was merged with and into Buyer (the “Merger”), with Buyer continuing as the surviving entity and a wholly-owned subsidiary of the Company.

Prior to the completion of the Merger, the Reporting Person held all of the equity interests of Power Fuels. Pursuant to the terms of the Merger Agreement and effective upon the completion of the Merger, the Reporting Person acquired beneficial ownership of the Shares and received additional consideration as described in Item 3.

The Reporting Person acquired such Shares for investment purposes and with the intent to obtain an ownership interest in the Company. The Reporting Person disclaims any membership in a group relating to the Company. Subject to the information contained in this Item 4 and Item 6, which is incorporated by reference into this Item 4, and subject to the stand-still provisions and lock-up provisions of the Stockholder’s Agreement described below, depending upon market conditions and other factors that the Reporting Person deems material, after the date of this Schedule 13D the Reporting Person may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that he now owns or hereafter may acquire.

Pursuant to the terms of the Stockholder’s Agreement, dated as of November 30, 2012, by and between the Company and the Reporting Person (“Stockholder’s Agreement”) entered into in connection with the Merger Agreement, and effective as of the Closing Date, (a) the authorized number of directors on the Company’s board of directors (the “Board”) was increased from eight to nine members and (b) the Reporting Person was elected to the Board to fill such vacancy thereon as a Class II director. Subject to certain limitations, the Reporting Person will have the right during the two-year period following the closing of the Merger to designate a second individual to serve on the Company’s Board of Directors as a Class I director until such time as the Reporting Person’s beneficial ownership in the Company has been reduced below 20% of the then-outstanding voting shares.

Inherent in his capacity as Vice Chairman of the Board of Directors of the Company and Chief Executive Officer of the Company, the Reporting Person intends to participate in and influence the affairs of the Company. In addition to his leadership of the Company as its Vice Chairman and Chief Executive Officer, the Reporting Person also may participate in and influence the affairs of the Company through the exercise of voting rights with respect to the beneficial ownership of the Shares, subject to the voting provisions of the Stockholder’s Agreement described below. Pursuant to the Stockholder’s Agreement, for a period of two years from the date of the Stockholder’s Agreement, and thereafter for so long as the Reporting Person beneficially owns voting securities representing at least 5% of the voting securities outstanding at such time and is the Company’s Chief Executive Officer, the Reporting Person must vote all voting securities owned by him in accordance with the recommendation of the Board with respect to any business or proposal on which the Company’s stockholders are entitled to vote.

In addition, under the terms of the Stockholder’s Agreement, the Reporting Person will be subject to customary standstill restrictions until the earlier of two years following the Closing Date and the date the Reporting Person’s employment as the Company’s Chief Executive Officer is terminated without “Cause” or for “Good Reason” as defined in the Executive Employment Agreement dated as of November 30, 2012 between the Company and the Reporting Person (the “Employment Agreement”). As defined in the Employment Agreement, “Cause” shall be deemed to exist if the Reporting Person shall at any time: (i) commit a material breach of the Employment Agreement, (ii) be guilty of gross negligence, recklessness or willful misconduct in connection with or affecting the business or affairs of the Company, (iii) engage in material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company, or (iv) be convicted of, or plead no contest to, a felony criminal offense. Termination of the Reporting Person’s employment as a result of the Reporting Person’s death or Disability shall not constitute termination “without Cause.” As defined in the Employment Agreement, “Good Reason” shall mean: (i) a material diminution in the Reporting Person’s base salary, other than as mutually agreed to by the parties as set forth in the Employment Agreement, (ii)

a material diminution in the Reporting Person’s authority, duties, and executive responsibilities with the Company, (iii) a material change in the geographic location(s) described in the Employment Agreement at which the Reporting Person must perform services under the Employment Agreement, including a material change in the location of the Company’s principal office at which the Reporting Person renders services as provided in the Employment Agreement, excluding required business travel described therein, (iv) a requirement that the Reporting Person report directly to any person or entity other than the Board, or (v) a material breach of the Employment Agreement by the Company.

The standstill restrictions generally prevent the Reporting Person from (i) acquiring any additional new voting securities of the Company and (ii) taking a number of actions that might result in the Reporting Person exerting influence or control over the Company, including but not limited to the following:

•

acquiring or agreeing to acquire beneficial ownership of any voting securities of the Company in addition to the shares issued in connection with the Merger other than as a result of (i) reverse share splits or other actions of the Company that cause the Reporting Person and his affiliates to beneficially own any excess amount of the voting securities of the Company, (ii) shares purchased in the ordinary course of business as a result of the acquisition of any portfolio company or other investment entity that owns any such shares at the time of such acquisition, if such additional shares represent 5% or less of the then-outstanding voting securities of the Company or if such ownership is approved by the Board or (iii) investment as a passive investor in a mutual fund or other investment fund that owns voting securities of the Company;

•

acquiring or agreeing to acquire beneficial ownership of any other securities issued by the Company other than shares or other securities purchased in the ordinary course of business as a result of the acquisition of any portfolio company or other investment entity that owns any such securities at the time of such acquisition, if such additional shares represent 5% or less of the then-outstanding securities of such type of security or if such purchase is approved by the Board;

•	proposing, offering or participating in any effort to acquire the Company or any of its subsidiaries or any of their assets or operations;

•	inducing or attempting to induce any third party to participate in any effort to acquire beneficial ownership of the Company’s voting securities;

•

proposing, offering or participating in any hostile tender offer, exchange offer, merger, acquisition, share exchange or other business combination or change of control transaction involving the Company or any of its subsidiaries, or any recapitalization, restructuring, liquidation, disposition, dissolution or other extraordinary transaction involving the Company, any of its subsidiaries or any material portion of their businesses;

•

seeking to call, requesting the call of, or calling a special meeting of the stockholders of the Company, or making or seeking to make a stockholder proposal, or requesting a list of the Company’s stockholders, or

•

seeking election to the Board or seeking to place a representative on the Board other than as specified in the Stockholder’s Agreement, or seeking removal of any director from the Board, or otherwise seeking to control or influence the governance or policies of the Company (other than in his role as a director or officer of the Company);

•

soliciting proxies, designations or written consents of stockholders, or conducting any referendum to vote the securities with respect to any matter, or becoming a participant in any contested solicitation for the election of the Company’s directors, other than in support of the voting obligations of the Reporting Person pursuant to the Stockholder’s Agreement;

•

forming or participating in a partnership, limited partnership, syndicate or other group within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934, as amended, or depositing any voting securities in a voting trust or similar arrangement; or

•	publicly disclosing or causing the public disclosure of any proposal to obtain any waiver, consent or amendment of any of the provisions of the Stockholder’s Agreement.

The foregoing is a summary of the material provisions of the Stockholder’s Agreement and is qualified in its entirety by reference to the Stockholder’s Agreement, a copy of which is attached to this Schedule 13D as Exhibit 2 and which is incorporated by reference into this document.

Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions. The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

Item 5. Interest in Securities of the Issuer.

The disclosures in Item 4 above are incorporated by reference into this Item 5. The Reporting Person is the beneficial owner of the Shares, constituting approximately 37.7% of the Company’s outstanding shares of Common Stock. Such percentage is based upon 156,707,244 shares of Common Stock outstanding as of November 2, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, and 95,000,000 shares of Common Stock of the Company issued on November 30, 2012 in connection with the Merger, and does not take into account the shares of Common Stock that would be issued upon the conversion of any shares of preferred stock, or upon the exercise of any options or warrants, that are held by any person other than the Reporting Person.

The Reporting Person has sole power to vote and direct the vote of all Shares, subject to the voting provisions of the Stockholder’s Agreement described above. Of the Shares, (a) 85,000,000 shares are owned of record by the Reporting Person and (b) 10,000,000 shares are held in escrow pursuant to an Escrow Agreement among the Company, Buyer, the Reporting Person and a third party escrow agent (the “Escrow Agreement”) and are owned of record by the Reporting Person. The Reporting Person’s indemnification obligations under the Merger Agreement, if any, will be satisfied solely by the Shares held in the escrow account pursuant to the Escrow Agreement, subject to certain limited exceptions. Of the 10,000,000 escrowed shares, 7,500,000 shares will be released from escrow to the Reporting Person fifteen months after the Closing Date, and the remaining 2,500,000 shares will be released from escrow to the Reporting Person three years after the Closing Date, subject in each case to any open claims. The foregoing is a summary of the material provisions of the Escrow Agreement and is qualified in its entirety by reference to the Escrow Agreement, a copy of which is attached to this Schedule 13D as Exhibit 3 and which is incorporated by reference into this document.

Except in connection with his acquisition of the Shares described in Items 4 and 5 of this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the sixty days prior to the date of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the lock-up provision in the Stockholder’s Agreement, for a period of two years from the date of the Stockholder’s Agreement, the Reporting Person shall not transfer any of the Shares without the prior written consent of the Company, except that the Reporting Person shall be permitted to transfer up to two percent of the Shares beginning on the 12-month anniversary of the Closing Date pursuant to a Rule 10b5-1 Plan.

Thereafter, the Reporting Person may transfer Shares without the Company’s consent, provided that (i) if the transfer of the Shares is pursuant to a registration statement, the registration statement must comply with the Stockholder’s Agreement, (ii) if the transfer is effected (A) pursuant to a registration statement or a privately-negotiated transaction not subject to the registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), in each case in which the Reporting Person negotiates the terms of such transfer directly with the third party purchaser of such shares or (B) in accordance with Rule 144 under the Securities Act but not pursuant to the manner of sale provisions specified in Rule 144(f) thereunder, in each case the Reporting Person shall not knowingly transfer Shares:

•	to certain competitors of the Company, or

•

to persons that have engaged in a proxy contest or have filed a Schedule 13D with respect to any issuer that disclosed certain plans or proposals that were not authorized or approved by the board of directors of such issuer or were not entered into pursuant to an agreement with such issuer, in either case, during the two-year period immediately preceding the date of such transfer.

The restrictions set forth in the foregoing two bullet points will terminate at such time as the Reporting Person beneficially own less than 10% of the voting securities of the Company.

Notwithstanding the transfer restrictions above, during the two-year lock-up period and anytime thereafter, the Reporting Person may transfer the Shares :

•	to certain affiliates and permitted transferees of the Reporting Person;

•	to the Company or any of its subsidiaries;

•

pursuant to any recapitalization, reclassification, consolidation, merger, share exchange or other business combination transaction involving the Company that is approved or recommended by the Board or approved by the Company’s stockholders; or

•	pursuant to any tender, exchange or other similar offer for any voting securities in the manner set forth in the Stockholder’s Agreement.

Any transfer of the Shares by the Reporting Person in violation of the terms and conditions of the Stockholder’s Agreement will be null and void, regardless of whether the transferee had knowledge of the transfer restrictions.

The foregoing is a summary of the material provisions of the Stockholder’s Agreement and is qualified in its entirety by reference to the Stockholder’s Agreement, a copy of which is attached to this Schedule 13D as Exhibit 2 and which is incorporated by reference into this document.

Item 7. Material to be Filed as Exhibits.

1	Agreement and Plan of Merger dated as of September 3, 2012 by and among Heckmann Corporation, Rough Rider Acquisition, LLC, Badlands Energy, LLC, and Mark D. Johnsrud (previously filed by Heckmann Corporation with the Securities and Exchange Commission on September 4, 2012 on a Current Report on Form 8–K and incorporated herein by reference).

2	Stockholder’s Agreement dated as of November 30, 2012, by and between Heckmann Corporation and Mark D. Johnsrud (previously filed by Heckmann Corporation with the Securities and Exchange Commission on October 19, 2012 on Annex C to the Definitive Proxy Statement on Schedule 14A and incorporated herein by reference).

3	Escrow Agreement dated as of November 30, 2012 by and among Heckmann Corporation, Rough Rider Acquisition, LLC, Mark D. Johnsrud and American Stock Transfer & Trust Company, LLC (previously filed by Heckmann Corporation with the Securities and Exchange Commission on October 19, 2012 on Annex E to the Definitive Proxy Statement on Schedule 14A and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2012	/s/ Mark D. Johnsrud
Mark D. Johnsrud